UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                             (AMENDMENT NO. 4)

                 Under the Securities Exchange Act of 1934

                    FREEPORT-McMoRan COPPER & GOLD Inc.
                              (Name of Issuer)

              CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                               NO. 35671D857
                               (CUSIP Number)

                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                          Attn: Allen I. Isaacson
                               (212) 859-8000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               March 22, 2004
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 35671D857
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                        RIO TINTO PLC f/k/a THE
                                                      RTZ CORPORATION PLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]
                                                            (b)  [  ]
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                 WC/AF/OO

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                   England and Wales

-------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            None

                                      -----------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED   8     SHARED VOTING POWER
BY EACH REPORTING PERSON WITH               23,931,100

                                      -----------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                            None

                                      -----------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                            23,931,100

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                23,931,100

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                   [  ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*     11.9%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                        CO

-------------------------------------------------------------------------------


* Based on 200,613,202 shares of Class B common stock of Freeport-McMoRan Copper & Gold Inc. issued and outstanding as of March 1, 2004, which information was obtained from the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2003.

CUSIP NO. 35671D857
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                        RIO TINTO INTERNATIONAL
                                                      HOLDINGS LIMITED
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]
                                                            (b)  [  ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                 OO

-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                   England and Wales

-------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            None

                                      -----------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED   8     SHARED VOTING POWER
BY EACH REPORTING PERSON WITH               23,931,100

                                      -----------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                            None

                                      -----------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                            23,931,100

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                23,931,100

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                   [  ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*     11.9%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                        CO

-------------------------------------------------------------------------------

* Based on 200,613,202 shares of Class B common stock of Freeport-McMoRan Copper & Gold Inc. issued and outstanding as of March 1, 2004, which information was obtained from the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2003.

                      AMENDMENT NO. 4 TO SCHEDULE 13D

          This Amendment No. 4 amends the Schedule 13D filed on May 22, 1995, as amended by Amendment No. 1 filed on June 1, 1995, Amendment No. 2 filed on July 7, 1995 and Amendment No. 3 filed on February 13, 2003, by each of Rio Tinto plc and Rio Tinto International Holdings Limited with respect to the Class B Common Stock of Freeport-McMoRan Copper & Gold, Inc. (the "Schedule 13D"), as described below. Terms used herein have the meanings set forth in Schedule 13D.

(a) Item 2 is hereby amended and supplemented as follows:

     ITEM 2: IDENTITY AND BACKGROUND.
             ------------------------

             This Amendment No. 4 updates, as of March 22, 2004, information with respect to the directors and executive officers of Rio Tinto and International as set forth on Schedule I attached to the
     Schedule 13D by amending and restating Schedule I in its entirety in the form of Schedule I attached to this Amendment No. 4.

(b) Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

     ITEM 4: PURPOSE OF TRANSACTION.
             -----------------------

             "On March 22, 2004, Rio Tinto and International entered into a stock purchase agreement ("Stock Purchase Agreement") with FCX whereby International agreed to sell and FCX agreed to purchase the entire 23,931,100 shares of Class B Common Stock held by International at a price per share based on a 97% discount from the market price of the Class B Common Stock used to establish the conversion price of the convertible preferred stock referred to below. FCX intends to use the proceeds from an offering of convertible preferred stock (the "Preferred Stock Offering") pursuant to Rule 144A of the Securities Act of 1933, as amended, to purchase the shares of Class B Common Stock from International and the consummation of the Preferred Stock Offering is a condition to consummating the purchase of the shares of Class B Common Stock. There can be no assurance that the Preferred Stock Offering and therefore the sale of the shares of Class B Common Stock will be consummated as currently contemplated. Upon the conclusion of the Preferred Stock Offering and the consummation of the sale of the shares of Class B Common Stock, if Rio Tinto and International hold less than 5% of the total outstanding shares of Class B Common Stock, Rio Tinto will no longer have the right to nominate any directors to serve on the board of FCX and Mr. R. Leigh Clifford (whose current term as a director of FCX expires at the 2004 FCX annual meeting of shareholders) will withdraw his name from consideration as a director nominee at the 2004 annual meeting of FCX shareholders and Mr. Oscar Y. L. Groeneveld (whose current term as a director of FCX expires at the 2006 annual meeting of FCX shareholders) will resign effective as of the 2004 annual meeting of FCX shareholders. A copy of the Stock Purchase Agreement is attached as an exhibit to this Amendment No. 4."

(c) Subsection (a) of Item 5 is hereby amended and restated in its entirety as follows:

     ITEM 5: INTEREST IN SECURITIES OF THE ISSUER.
             -------------------------------------

             "(a) As of the date hereof, Rio Tinto beneficially owns, through International, its wholly owned subsidiary, 23,931,100 shares of Class B Common Stock, representing 11.9% of the shares of FCX Class B Common Stock issued and outstanding, which is the only class of FCX common stock issued and outstanding. (Such calculation is based on 200,613,202 shares of Class B Common Stock issued and outstanding as of March 1, 2004, which information was obtained from the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2003.)."

(d) Item 6 is hereby amended and restated in its entirety as follows:

     ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
             ------------------------------------------------------

             "The response to Item 4 is incorporated by reference herein. Except as described in Item 4, none of Rio Tinto or International or, to the knowledge of Rio Tinto and International, any of the persons listed on Schedule I hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of FCX."

(e) Item 7 is hereby amended and supplemented by adding the following paragraph at the end thereof:

     ITEM 7: MATERIALS TO BE FILED AS EXHIBITS.
             ----------------------------------

             "(7) Stock Purchase Agreement, dated March 22, 2004, by and among Freeport-McMoRan Copper & Gold Inc., Rio Tinto plc and Rio Tinto International Holdings Limited."

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2004

                                     RIO TINTO PLC

                                     By:  /s/ Robert Adams
                                         --------------------------------
                                         Name:  Robert Adams
                                         Title: Director


                                     RIO TINTO INTERNATIONAL HOLDINGS LIMITED

                                     By:  /s/ Anette V. Lawless
                                         --------------------------------
                                         Name:  Anette V. Lawless
                                         Title: Director

                                 SCHEDULE I

                         DIRECTORS AND OFFICERS OF
                         RIO TINTO PLC ("RIO TINTO")

CHAIRMAN


NAME                     TITLE/PRINCIPAL OCCUPATION
----                     --------------------------
Paul D. Skinner          Chairman of Rio Tinto


EXECUTIVE DIRECTORS*


NAME                     TITLE/PRINCIPAL OCCUPATION
----                     --------------------------
Paul D. Skinner          Chairman of Rio Tinto

Robert Adams             Director of Planning and Development of Rio Tinto

Guy R. Elliott           Finance Director of Rio Tinto

R. Leigh Clifford        Chief Executive of Rio Tinto

Oscar L. Groeneveld      Director of Rio Tinto


OFFICERS


NAME                     TITLE/PRINCIPAL OCCUPATION
----                     --------------------------
Anette V. Lawless        Secretary of Rio Tinto



Each of the foregoing directors and officers of Rio Tinto is a citizen of the United Kingdom, other than Mr. R. Leigh Clifford and Mr. Oscar
L. Groeneveld, who are citizens of Australia and Mrs. Anette V. Lawless, who is a citizen of Denmark. The business address of each is: Rio Tinto plc, 6 St. James's Square, London, SW1Y 4LD, England.


NON-EXECUTIVE DIRECTORS

                                                    PRINCIPAL BUSINESS
                                                    ADDRESS OF CORPORATION
                                                    IN WHICH PRINCIPAL
NAME                     PRINCIPAL OCCUPATION       OCCUPATION IS CONDUCTED
----                     --------------------       -----------------------


Sir Richard Giordano KBE Senior Non Executive       6 St. James's Square,
                         Director, Deputy Chairman  London   SW1Y 4LD
                         and Chairman of the Audit  England
                         Committee of Rio Tinto.

Leon A. Davis            Deputy Chairman of Rio     55 Collins Street
                         Tinto.  He is Chairman of  Melbourne   3001
                         Westpac Banking            Australia
                         Corporation.

Sir David Clementi       Chairman of Prudential     Governor's House
                         plc.                       Laurence Poutney Hill
                                                    London   EC4R 0EU
                                                    England

Andrew F. J. Gould       President and Chief        42, rue Saint Dominique
                         Operating Officer of       75007 Paris
                         Schlumberger Limited.      France

Sir John Kerr            Director of The "Shell"    6 St. James's Square,
                         Transport and Trading      London   SW1Y 4LD
                         Company, plc. and          England

                         Scottish American
                         Investment Trust plc.

David L. Mayhew          Chairman of Cazenove       20 Moorgate
                         Group plc.                 London   ECR2 6DA
                                                    England

John P. Morschel         Chairman of Leighton       Level 8 Tower B
                         Holdings Limited and       799 Pacific Highway
                         Rinker Group Limited.      Chatswood   NSW 2067
                                                    Australia

Sir Richard Sykes        Rector of Imperial         Exhibition Road
                         College of Science,        London   SW7 2AZ
                         Technology and Medicine.   England

Lord Tugendhat           Chairman of Lehman         25 Bank Street
                         Brothers Europe Limited.   London   E14 5LE
                                                    England

Each of the foregoing non-executive directors of Rio Tinto is a citizen of the United Kingdom, other than Sir Richard Giordano KBE, who holds joint citizenship with the United States and the United Kingdom and Mr. John P. Morschel and Mr. Leon A. Davis, who are citizens of Australia.


                         DIRECTORS AND OFFICERS OF
                  RIO TINTO INTERNATIONAL HOLDINGS LIMITED

NAME                     TITLE*                     PRINCIPAL OCCUPATION
----                     ------                     --------------------
Anette V. Lawless        Director                   Secretary of Rio Tinto

Christopher Lenon        Director                   Head of Taxation of Rio
                                                    Tinto

Michael R. Merton        Director                   Controller of Rio Tinto

Ian C. Ratnage           Director                   Treasurer of Rio Tinto

Christopher Lenon        Director                   Head of Taxation of Rio
                                                    Tinto

Roger P. Dowding         Secretary                  Assistant Secretary of
                                                    Rio Tinto

Each of the foregoing directors and officers of Rio Tinto International Holdings Limited is a citizen of the United Kingdom, other than Mrs. Anette
V. Lawless, who is a citizen of Denmark. The business address of each of the foregoing is: 6 St. James's Square, London, SW1Y 4LD, England.

* In the United Kingdom, executive directors also serve as officers.